P18000004431

(Requestor's Name)

_____
(Address)

_____
(Address)

_____
(City/State/Zip/Phone #)

☐ PICK-UP   ☐ WAIT   ☐ MAIL

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(Business Entity Name)

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(Document Number)

Certified Copies _____   Certificates of Status _____

Special Instructions to Filing Officer:

Office Use Only



000345421750

COVER LETTER

TO: Amendment Section
      Division of Corporations

NAME OF CORPORATION: IoTeedom
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DOCUMENT NUMBER: P18000004431
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The enclosed *Articles of Amendment* and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

Brianna Cook
_____
Name of Contact Person

IoTeedom
_____
Firm/ Company

7080 Liberty Street
_____
Address

Hollywood, FL 33024
_____
City/ State and Zip Code

brianna@ioteedom.co
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E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

Brianna Cook
_____ at (954) 607-7499
Name of Contact Person   Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

☐ $35 Filing Fee   ☐ $43.75 Filing Fee &   ☐ $43.75 Filing Fee &   ☒ $52.50 Filing Fee
                    Certificate of Status   Certified Copy   Certificate of Status
                                     (Additional copy is   Certified Copy
                                       enclosed)   (Additional Copy
                                                            is enclosed)

Mailing Address   **Street Address**
Amendment Section   Amendment Section
Division of Corporations   Division of Corporations
P.O. Box 6327   The Centre of Tallahassee
Tallahassee, FL 32314   2415 N. Monroe Street, Suite 810
                                        Tallahassee, FL 32303

Articles of Amendment
to
Articles of Incorporation
of

IoTeedom

_____

(Name of Corporation as currently filed with the Florida Dept. of State)

P18000004431

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(Document Number of Corporation (if known))

Pursuant to the provisions of section 607.1006, Florida Statutes, this ***Florida Profit Corporation*** adopts the following amendment(s) to its Articles of Incorporation:

A. If amending name, enter the new name of the corporation:

N/A
_____*The new*

*name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.,"
"Inc.," or "Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word
"chartered," "professional association," or the abbreviation "P.A."*

B. Enter new principal office address, if applicable: N/A
(Principal office address MUST BE A STREET ADDRESS)   _____

_____

_____

_____

C. Enter new mailing address, if applicable: N/A
(Mailing address MAY BE A POST OFFICE BOX)   _____

_____

_____

**D. If amending the registered agent and/or registered office address in Florida, enter the name of the
new registered agent and/or the new registered office address:**

Name of New Registered Agent   N/A
_____

_____
(Florida street address)

New Registered Office Address: N/A
_____, Florida_____
(City)   *(Zip Code)*

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

_____

Signature of New Registered Agent, if changing

Check if applicable
☐ The amendment(s) is/are being filed pursuant to s. 607.0120 (11) (e), F.S.

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:

(Attach additional sheets, if necessary)

Please note the officer/director title by the first letter of the office title:

P = President; V= Vice President; T= Treasurer; S= Secretary; D= Director; TR= Trustee; C = Chairman or Clerk; CEO = Chief Executive Officer; CFO = Chief Financial Officer. If an officer/director holds more than one title, list the first letter of each office held. President, Treasurer, Director would be PTD.

Changes should be noted in the following manner. Currently John Doe is listed as the PST and Mike Jones is listed as the V. There is a change, Mike Jones leaves the corporation, Sally Smith is named the V and S. These should be noted as John Doe, PT as a Change, Mike Jones, V as Remove, and Sally Smith, SV as an Add.

Example:

X Change	PT	John Doe
X Remove	V	Mike Jones
X Add	SV	Sally Smith

Type of Action (Check One)	Title	Name	Address
1) ___ Change	CTO	Fabien Deboyser	231 Rue de Belleville
___ Add			Paris. FR 75019
X Remove			
2) ___ Change			
___ Add			
___ Remove			
3) ___ Change			
___ Add			
___ Remove			
4) ___ Change			
___ Add			
___ Remove			
5) ___ Change			
___ Add			
___ Remove			
6) ___ Change			
___ Add			
___ Remove			

E. If amending or adding additional Articles, enter change(s) here:
(Attach *additional sheets, if necessary).* *(Be specific)*

IoTeedom issued 100,000 shares in calendar year 2019. IoTeedom is reissuing an additional

25,554 shares in 2020 for a total of 125,554 allocated shares for the purpose of raising

equity investment.

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:
(if not applicable, indicate N/A)

N/A

The date of each amendment(s) adoption: _____ , if other than the
date this document was signed.

5/21/2020

Effective date if applicable: _____

(no more than 90 days after amendment file date)

Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

Adoption of Amendment(s)   **(CHECK ONE)**

X
☑ The amendment(s) was/were adopted by the incorporators, or board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by _____ ."

(voting group)

5/21/2020
Dated_____

Signature _____
            DocuSigned by
            Brianna Cook

(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Brianna Cook
_____
(Typed or printed name of person signing)

CEO
_____
(Title of person signing)